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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 0-21411
                                                                       -------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  12-31-98
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant     Costilla Energy, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number)
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    400 West Illinois, Suite 1000
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    City, state and zip code  Midland, Texas 79701
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Pursuant to a previously-reported Purchase and Sale Agreement dated December 16, 1998, between Costilla Energy, Inc. (the "Company") and Pioneer Natural Resources USA, Inc. ("Pioneer"), the Company had the right to purchase certain oil and gas properties from Pioneer. That agreement was terminated on March 31, 1999 and replaced by a new Purchase and Sale Agreement dated April 1, 1999 (the "Agreement"), providing for the acquisition by Costilla from Pioneer of substantially the same oil and gas properties as under the previous agreement for a purchase price of approximately $250 million (the "Pioneer Acquisition"). The Pioneer Acquisition is now scheduled to close on April 15, 1999 and would substantially increase the size of the Company. Much of the Company's disclosure in its Form 10-K for the year ended December 31, 1998 will depend upon whether or not the Pioneer Acquisition is consummated. Particularly, the description of the Company's business and properties, operating plans, capital budget, securities ownership and other matters will be significantly different depending upon whether the Pioneer Acquisition is consummated. Preparing such disclosure for all of the various contingencies would require unreasonable effort and expense on the part of the Company, which can be mitigated by finalizing such disclosure following consummation of the Pioneer Acquisition or termination of the Agreement. In addition, the resources available to management of the Company are and have been concentrated and focused on matters related to the Pioneer Acquisition and the financing for the Pioneer Acquisition, which have demanded substantially all of the time and efforts of the Company's senior officers. As a result, many of the resources necessary for completion of the Company's 10-K have been directed at satisfying the demands placed on the Company by the Pioneer Acquisition.



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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Bobby W. Page                                 (915)              683-3092
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based upon preliminary information, the Company anticipates that its net loss for the year ended December 31, 1998 will be substantially increased compared to the net loss for the year ended December 31, 1997, representing a significant change in the Company's results of operations. As more fully discussed in Part II hereof, many of the Company's resources necessary for completion of the Company's annual report on Form 10-K have been directed toward satisfying the demands placed on the Company in connection with the Pioneer Acquisition. As a result, the Company is not able to provide detailed financial results for 1998 at this time.


                            Costilla Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 1999           By:   /s/ BOBBY W. PAGE
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                                   Bobby W. Page, Senior Vice President and
                                   Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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